UNITED HERITAGE CORPORATION
Suite 200, One Energy Square
4925 Greenville Avenue
Dallas, Texas 75206

April 23, 2008

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Heritage Corporation
Information Statement on Schedule 14C
Filed March 4, 2008
Your File No. 1-10179

Dear Mr. Schwall:

This letter is in response to your letter dated April 23, 2008. For your ease of reference, we have repeated your comments in this response. We have also filed amendment number 2 to the above-referenced information statement.

Introduction to Items 1 through 11, page 6

We note your response to our prior comment 7. We note that on page 2, you indicate that three entities are listed as managing members of Blackwood Ventures: DK True Energy Development Ltd., Emes Capital Partners LLC and Blackwood Capital Limited, but on page 8 in footnote 8 you indicate that only Blackwood Capital Limited is the managing member. Please advise.

1. We have revised footnote 8 to include the names of DK True Energy Development Ltd. and Emes Capital Partners LLC as members of Blackwood Ventures. Please see page 13 of the amended information statement.

We note your response to our prior comment 8. For items 1, 4 and 9 state whether they were approved by disinterested board members.

2. We have revised the disclosure to items 1, 5 (which we confirmed is the correct item) and 9 as you requested. Please see pages 15, 19 and 27 of the amended information statement.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 23, 2008

We acknowledge that:

•	United Heritage Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	United Heritage Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed all of your comments. If you have further comments, we ask that you forward them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (212) 907-6687. Mr. Friedmann’s telephone number is (212) 907-6688.

We look forward to hearing from you shortly.

Very truly yours,

UNITED HERITAGE CORPORATION

By:	/s/ Joseph F. Langston Jr.
Joseph F. Langston Jr., President and Chief Financial Officer